SUB-ITEM 77C

Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset High Yield Defined Opportunity Fund Inc. was held on December 16, 2016 for the purpose of considering and voting upon the election of Directors. The following table provides information concerningthe matter voted upon at the Meeting:



Nominees                   Votes For                Votes Withheld
Leslie H. Gelb             19,982,472                    730,328
William R. Hutchinson      20,005,682                    707,118
Jane E. Trust              19,931,003                    781,797

At February 28, 2017, in addition to Leslie H. Gelb, William R. Hutchinson and Jane E. Trust,the other Directors of the Fund were as follows:

Robert D. Agdern
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Eileen A. Kamerick
Riordan Roett